May 7, 2019

Re:	Asian Infrastructure Investment Bank

Registration Statement under Schedule B

Filed on May 6, 2019

File No. 333-228613

Dear Ms. Quarles:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Goldman Sachs International, as the representative of the several underwriters of the offering pursuant to the above-referenced Registration Statement under Schedule B (the “Registration Statement”), hereby joins in the request of Asian Infrastructure Investment Bank (the “Company”) that the effective date of the Registration Statement, be accelerated so that the Registration Statement becomes effective at 4:00 p.m. (Eastern time) on May 7, 2019 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we wish to advise you that the following distribution of PDF versions of the Company’s Preliminary Prospectus included in the Registration Statement dated May 6, 2019 has been effected:

(i)	Date of Distribution: May 7, 2019

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 200

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 25

In connection with the Preliminary Prospectus distribution, we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Lars Humble
Name:	Lars Humble
Title:	Managing Director

Goldman Sachs International